UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 1, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 1, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD REPORTS INCREASE IN LOSSES AS
CAPITAL EXPENDITURE ON GROWTH PROJECTS INCREASES

April 1, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin" or the "Company") announces that for the year ended December 31, 2007, the Company incurred a loss of 31 cents per share as compared to a loss of 11 cents per share in fiscal 2006. The increase in the loss is due mainly to higher exploration and development costs incurred advancing its two growth projects. In addition the Company incurred 100% of the costs with regard to the development of the Hollister Project, following the acquisition of Hecla Mining Company's 50% earn-in rights in the Hollister Development Block ("HDB"). The rise in expenditures at HDB as well as the additional development and exploration activities at the Burnstone project increased the total exploration and development costs to $42.0 million compared to $8.0 million in 2006.

At the Hollister Property, exploration costs increased to $8.4 million (2006 - $1.7 million). During the third quarter of 2007, a decision was made to expedite exploration within the HDB area as well as other surface target areas. Good progress is being made with these activities, with initial results expected during the second quarter of 2008.

The development cost of $17.9 million incurred at the Hollister Property consists of mainly equipment rental and services, surface infrastructure, underground infrastructure and general site activities, and based on its current permit provisions, is in line with the Company's plan to produce approximately 80,000 ounces in 2008.

Exploration costs for the Burnstone Property increased to $3.3 million (2006 - $2.5 million), mainly due to an increase in drilling activities during the year. This expenditure is in line with the Company's focus on expanding its mineral reserves and resources. In February 2008 Great Basin announced that following work done in 2007 and a database of 245 holes, total gold contained in the measured and indicated resources increased by 41% to approximately 11 million ounces [1]. Approximately 2.0 million ounces have been added to the inferred resources, increasing to a total of 2.4 m million ounces. In 2008, work will be directed toward Area 4 that could be mined from the infrastructure currently being developed.

At the Burnstone Property, in addition to further exploration to expand and upgrade the mineral resources, construction of the decline and surface infrastructure for the bulk sampling program and future mining activities was advanced. For the year ended December 31, 2007, total costs of $10.8 million were incurred (2006 - $2.9 million). Construction of the vertical shaft and design of the metallurgical plant commenced during the fourth quarter of 2007. As at 31 March 2008, the decline had progressed to some 1,534 metres from the portal entrance, and it is expected to reach the first breakaway to the reef structure that hosts the mineral reserves at the beginning of the June 2008 quarter.

In addition to activities at Burnstone and Hollister, a further $1.1 million (2006 - $1.0 million) was incurred on other exploration activities in Alaska (Ganes Creek), Mozambique (Tsetsera project) and in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR that are outlying portions within the greater option area of the Burnstone Property.

General office and administration costs increased to $17.7 million in 2007 compared to $7.3 million in 2006, mainly due to additional administrative activities required to support the increased exploration and development activities at Burnstone as well as the management of the Nevada operations that were taken over from Hecla. The increase in staff also had the result that the Company recognized $5.6 million in stock-based compensation expense during 2007 compared to $3.6 million in 2006.

Interest and other income increased to $3.7 million in 2007 (2006 - $1.3 million) mainly due to the impact of higher cash balances on hand after the capital raising.

Other income to the amount of $2.7 million was earned from the treatment of bulk samples from the Hollister property.

At December 31, 2007, Great Basin had working capital of approximately $78.2 million, as compared to $33.8 million at the end of 2006. The Company has a strong balance sheet, has no debt and has project funding of US$57.0 million available with no hedging commitments.

As at 31 December 2007, the Company had 203,395,902 common shares issued and outstanding.

Ferdi Dippenaar, President and CEO commented: "Great Basin Gold is at an interesting and exciting phase of its development as it is in the process of transformation an advanced explorer to a junior producer. Good progress is being made in all areas of the business and we are looking forward to 2008, as we plan to deliver ounces from production at Hollister and bulk sampling at Burnstone.

Focused exploration programs are currently underway at a number of sites, notably the Hollister Property from which we can expect to see initial results in the next quarter. Following our successful capital raising in April to finance the acquisition of Hecla's 50% interest in the HDB, the Company remains well financed to bring its project into production."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

[1] As announced in the Company's February 19, 2008 news release at a 400 cmg/t cut-off, the measured and indicated resources are 48.9 million tonnes grading 6.9 g/t gold and the inferred resources are 17.0 million tonnes grading 4.37 g/t gold.